(LOGO)
Atlantic Mortgage
Atlantic Mortgage & Investment Corporation
7159 Corklan Drive
Jacksonville, Florida 32255
Telephone (904) 260-2642

Exhibit I

Management Assertion

As of and for the year ended December 31, 1998, Atlantic Mortgage & Investment Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Banker's Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Atlantic Mortgage & Investment Corporation had in effect fidelity bond and errors and omissions policies in the amount of $25 million each.

Joseph L. McDaniels
President

J. Mark Kennedy
Chief Financial Officer

Ray Barbone
Vice President - Loan Administration

Danny Lawson
Controller

We treat you as if you are the only customer we serve.